

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 8, 2016

Via E-mail
Bruce E. Kiddoo
Senior Vice President, Chief Financial Officer
Maxim Integrated Products, Inc.
160 Rio Robles
San Jose, California 95134

> **Re: Maxim Integrated Products, Inc.**
> **Form 10-K for the Fiscal Year ended June 27, 2015**
> **Filed August 18, 2015**
> **Form 10-Q for the Quarterly Period ended September 26, 2015**
> **Filed October 23, 2015**
> **File No. 001-34192**

Dear Mr. Kiddoo:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended June 27, 2015

General

1.   You state on page 6 and elsewhere that Samsung, your largest single end customer, through direct sales and distributors, accounted for 15% of your net revenues in fiscal 2015. We are aware of publicly available information indicating that Samsung operates in Sudan and may operate in Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through customers, distributors, or other direct or indirect arrangements. You should describe any products, technical data, technology or services you have provided to Sudan or Syria, directly or indirectly, and

any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Item 1. Business, page 5

3.   Please revise your future filings to provide more specific disclosure regarding the end uses for your products in each of your major end-markets. For example, we note from your disclosure on page 6 that for your major end-market "Automotive" that your market is "Automotive." Please provide sufficient information in your future filings so that investors can understand the products and applications in your end markets that your semiconductors and other products address. We also note that in addition to the major end-markets that you disclose on page 6, you also indicate on your website that you address the medical and functional markets. If those markets qualify as major-end markets, please enhance the disclosure in your future filings so that your investors can understand your products in those markets as well.

Item 11. Executive Compensation, page 38

4.   Please refer to your response to comment 2 in your letter to us dated January 25, 2015. There, you represented that in future filings you would disclose whether and, if so, how "[you] considered the results of the most recent stockholder advisory vote on executive compensation, and how such consideration affected our executive compensation decisions and policies, if at all." However, your disclosure on page 40 of your definitive proxy statement appears to only disclose the percentage of support you received with respect to the advisory vote held in 2014, not how you considered the results of that vote. Please tell us how you complied with this prior comment and revise future filings, as appropriate.

5.   We note the additional bonus payments for individual performance reported on page 42 of your definitive proxy statement. Please tell us, and revise applicable future filings to

clarify, the elements of individual performance taken into account in determining such payments and how assessment of such performance relates to the amounts paid. See Regulation S-K Item 402(b)(2)(vii).

6.   We note the disclosure on pages 37 and 39 of your definitive proxy statement and responses to comments 4 and 3 in your letters to us dated January 25 and March 12, 2013, respectively, regarding the factors considered in determining the amount of equity to award and allocation of those awards. Please tell us, and revise future filings to clarify, how the factors you cite in your disclosure relate to amounts and allocation of equity awarded in 2015. While we note the disclosure on page 43 regarding the basis for the decision to award restricted stock in May 2015, it is unclear how this basis and the factors cited relate to the amount of that award and the September 2014 award or to how you determined the allocation between restricted stock and market shares, while eliminating options. See Regulation S-K 2(b)(2)(iii) and (ix).

Note 16: Interest and Other Income (Expense), page 71

7.   We see that you have presented the gain on the sale of the Captive Touch Business outside of operating income within non-operating Interest and other income (expense), net. Please tell us how this presentation complies with FASB ASC 360-10-45-5 which states that if an operating income subtotal is provided, it should include gains on the sale of long-lived assets.

Note 18: Restructuring Activities

Fiscal Year 2015, page 75

8.   In future filings, please disclose, as required by FASB ASC 250-10-50-4, the effect on net income and earnings per share of the changes in estimates.

Form 10-Q for the Quarterly Period ended September 26, 2015

Note 14: Impairment of Long-Lived Assets

Fiscal year 2016, page 22

9.   Please revise future filings to provide the disclosures required by FASB ASC 360-10-50-3(e) for the major classes of long-lived assets classified as held for sale.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact at Eric Atallah (202) 551-3663 or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kevin Kuhar

Kevin Kuhar
Accounting Branch Chief
Office of Electronics and Machinery